Milestone Pharmaceuticals Inc.
1111 Dr. Frederik-Philips Boulevard, Suite 402
Montréal, Québec CA H4M 2X6

VIA EDGAR

July 1, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Paul Fischer

Re:	Milestone Pharmaceuticals Inc.
Registration Statement on Form S-3 Filed June 19, 2020
File No. 333-239318
Acceleration Request
	Requested Date:	Friday, July 6, 2020
	Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-239318) (the “Registration Statement”) to become effective on July 6, 2020, at 4:00 p.m. Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”).

The Registrant hereby authorizes each of Marc Recht, Ryan Sansom and Layne Jacobs of Cooley LLP to make such request on its behalf.

If you have any questions regarding this request, please contact Ryan Sansom of Cooley LLP at (617) 937-2335. Thank you for your assistance with this matter.

[Signature Page Follows]

Sincerely,

Milestone Pharmaceuticals Inc.

By:	/s/ Joseph Oliveto
Joseph Oliveto
Chief Executive Officer

cc:	Amit Hasija, Milestone Pharmaceuticals Inc.
Ryan Sansom, Cooley LLP
Layne Jacobs, Cooley LLP